                                                                    EXHIBIT 8.1

                       [LETTERHEAD OF LATHAM & WATKINS]

                                 June 11, 1998

Rental Service Corporation
6929 E. Greenway Parkway
Suite 200
Scottsdale, Arizona 85254

  Re: Rental Service Corporation--Registration of
    9% Senior Subordinated Notes due 2008

Ladies and Gentlemen:

  You have requested our opinion concerning the material federal income tax consequences expected to result to holders from the exchange of 9% Senior Subordinated Notes due 2008 of Rental Service Corporation, a Delaware corporation (the "Company"), for outstanding 9% Senior Subordinated Notes due 2008 of the Company, in connection with the Registration Statement on Form S-4 filed herewith (the "Registration Statement").

  The facts, as we understand them, and upon which with your permission we rely in rendering the opinion expressed herein, are set forth in the Registration Statement. Based on such facts, we confirm that the information in the Registration Statement set forth under the caption "Material Federal Income Tax Considerations" constitutes our opinion as to the material federal income tax consequences of the exchange of Private Notes for Exchange Notes to holders of Private Notes.

  This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the Registration Statement may affect the conclusion stated herein.

  We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm under the headings "Material Federal Income Tax Considerations" and "Legal Matters."

                                          Very truly yours,

                                          /s/ Latham & Watkins